Index supplement to underlying supplement no. 6 - I dated December 24 , 2020 and the prospectus and prospectus supplement, each dated April 8, 2020 Registration Statement Nos. 333 - 236659 and 333 - 236659 - 01 Dated December 24 , 2020 Rule 424(b)(3) December 2020 J.P. Morgan Kronos+ ℠ Index Investing in the notes involves a number of risks. See “Selected risks associated with the Index” beginning on page 8 of thi s d ocument, “Risk Factors” in the relevant product supplement and underlying supplement and “Selected Risk Considerations” in the relevant pric ing supplement. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes o r p assed upon the accuracy or the adequacy of this document or the accompanying pricing supplement, product supplement, underlying supplement, prospectus s upp lement and prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agenc y a nd are not obligations of, or guaranteed by, a bank .

IMPORTANT INFORMATION The information contained in this document is for discussion purposes only . Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved . All information herein is subject to change without notice, however, J . P . Morgan undertakes no duty to update this information . In the event of any inconsistency between the information presented herein and any offering document, the offering document shall govern . USE OF HYPOTHETICAL BACKTESTED RETURNS Any backtested historical performance and weighting information included herein is hypothetical . The constituent may not have traded in the manner shown in the hypothetical backtest of the Index included herein, and no representation is being made that the Index will achieve similar performance . There are frequently significant differences between hypothetical backtested performance and actual subsequent performance . The results obtained from backtesting information should not be considered indicative of the actual results that might be obtained from an investment in notes referencing the Index . J . P . Morgan provides no assurance or guarantee that notes linked to the Index will operate or would have operated in the past in a manner consistent with these materials . The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations . Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate . Actual results will vary, perhaps materially, from the hypothetical backtested returns and allocations presented in this document . HISTORICAL AND BACKTESTED PERFORMANCE AND ALLOCATIONS ARE NOT INDICATIVE OF FUTURE RESULTS . Investment suitability must be determined individually for each investor, and investments linked to the Index may not be suitable for all investors . This material is not a product of J . P . Morgan Research Departments . Copyright © 2020 JPMorgan Chase & Co . All rights reserved . For additional regulatory disclosures, please consult : www . jpmorgan . com/disclosures . Information contained on this website is not incorporated by reference in, and should not be considered part of, this document .

Executive summary  The J.P. Morgan Kronos+ ℠ Index (“the Index”) attempts to provide a dynamic exposure to the S&P 500 ® Price Index (“the S&P 500”) based on the following principles:  The Index does not reflect the reinvestment of dividends and is subject to a daily deduction of 0.95% per annum index fee J.P. Morgan Kronos+ ℠ Index Note: Past performance is no guarantee of future performance. There can be no assurance that any strong performance, momentum, or mean - reversion will be observed regularly or at all in the f uture on the monthly cycle indicated by the Index Strong historical performance around the turn of the month Historical price momentum ahead of index options’ expiry Historical mean reversion at month - end 1

J.P. Morgan Kronos+ ℠ Index would have outperformed over a 60Y+ horizon Index Annualized return Annualized volatility Maximum drawdown S&P 500 ® Price Index 7.33% 15.95% - 48.20% J.P. Morgan Kronos+ ℠ Index 12.90% 22.76% - 59.77% Hypothetical backtested performance 10 100 1,000 10,000 100,000 1,000,000 1954 1957 1960 1963 1966 1969 1972 1975 1978 1981 1984 1987 1990 1993 1996 1999 2002 2005 2008 2011 2014 2017 2020 J.P. Morgan Kronos+ ℠ Index S&P 500® Price Index Hypothetical backtested performance (Jul 1954 – Nov 2020) Hypothetical backtested performance statistics (Jul 1954 – Nov 2020) Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the ac tua l performance of the S&P 500® Price Return Index from June 21, 1954 through November 30 , 2020. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS . Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backtesting including a discussion of certain limitation of bac ktesting and simulated returns. 2

J.P. Morgan Kronos SM family Chronology J.P. Morgan launches initial J.P. Morgan Kronos U.S. Equity Aggregate Index (Series 1) (USD) J.P. Morgan launches the J.P. Morgan Kronos U.S. Equity Aggregate Index (Series 2) (USD), adding turn - of - month effect J.P. Morgan launches fund in Japan linked to the J.P. Morgan Kronos JPY Index (Series 1) J.P. Morgan intends to launch J.P. Morgan Kronos+ ℠ Index in U.S. structured investments market Jun 2013 Sep 2015 Nov 2019 Jan 2021 J.P. Morgan Kronos SM family timeline 3

The turn-of-month effect

Index design principles

- Historically, the S&P 500's performance has been better the first few and last few days of the month than for the rest. Some have attributed this to:
  - month-end portfolio adjustments by institutions
  - distributions from pensions and other retirement accounts that are immediately reinvested
  - monthly investments by retail mutual fund investors through Systematic Investment Plans
- However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future.

Historical return statistics by day-of-month for the S&P 500® Price Index (Jul 1954 – Nov 2020)

	First 4 trading days of the month	Middle of the month	Last 2 trading days of the month
Annualized return	24.9%	1.8%	19.6%
% of daily returns that are positive	56%	52%	54%

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from June 21, 1954 through November 30, 2020. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

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Momentum into monthly options expiry  Historically, the S&P 500’s return has exhibited momentum in the third week of the month (prior to the scheduled monthly options expiry): this week’s return is on average approximately 11% of the return in the prior three weeks 1  Since this effect is only visible in the data since 1983, when the CBOE first listed S&P 500 ® index options, some have theorized this could be due to systematic call overwriting  When the market is up, call overwriters buy back their now in - the - money call options (or let them expire), and sell new call options with higher strikes  this leaves market - makers short the market, and pushes them to buy stocks to hedge their risk  When the market is down, call overwriters buy back their now out - of - the - money call options (or let them expire), and sell new call options  this leaves market - makers long the market, and pushes them to sell stocks to hedge their risk  However, other factors may be responsible for this effect — there can be no assurance that any factor will persist or cause this effect in the future. Index design principles 1 Specifically, the least - squares regression from July 1983 to November 2020 of the trailing 4 - trading day return as of the Monday following the third (3 rd ) Friday of the month (or if such Monday is a holiday, the prior trading day) against the return from the Monday following the third (3 rd ) Friday of the prior month to the trading day that is 5 trading days before the Monday following the third (3 rd ) Friday , has a slope of 11% and an intercept of 0%. 5

Mean reversion into month - end  Historically, the S&P 500’s return has exhibited mean reversion in the last week of the month: this week’s return is on average approximately - 12 % of the return in the prior weeks 2  Some theories speculate this might be due to month - end rebalancing flows from institutional investors targeting fixed portfolio weights  If equities outperform, then at month - end they would sell equities to get back to their target portfolio weights  If equities underperform, then at month - end they would buy equities to get back to their target portfolio weights  However, other factors may be responsible for this effect — there can be no assurance that any factor will persist or cause this effect in the future. Index design principles 2 Specifically, the least - squares regression from July 1954 to November 2020 of the trailing 6 - trading day return as of month - end against the return from the prior month - end to the trading day that is 6 trading days before month - end, has a slope of - 12% and an intercept of 0%. 6

Index construction J.P. Morgan Kronos+ ℠ Index Month - end  Six trading days before the last trading day of the month, if the prior day’s S&P 500 level is:  Above its closing price on the prior month - end, then the Index allocates to cash until 2 days prior to month - end, then provides 100% (unleveraged) exposure to the S&P 500 (due to overlap with the turn - of - month)  Below its closing price on the prior month - end, the Index provides a 2x leveraged long exposure to the S&P 500  At month - end, the Index rebalances into (or maintains) its 2x leveraged start - of - month allocation Turn - of - month  For the first 4 trading days of each month, the Index provides a 2x leveraged long exposure to the S&P 500 Options expiry  Three trading days before the 3 rd Friday of the month (the customary monthly S&P 500 index options expiry), if the prior day’s S&P 500 level is:  Above its last closing price after the prior expiry, then the Index provides a 2x leveraged long exposure to the S&P 500 until the first trading day after the 3 rd Friday of the month  Below its last closing price after the prior expiry, then the Index allocates to cash  The Index reverts this allocation on the first trading day following such 3 rd Friday Rest of the month  Otherwise, the Index provides 100% (unleveraged) exposure to the S&P 500 7

Its outperformance has been most pronounced in the past 20 years Index 1Y return 3Y ann. return 5Y ann. return 10Y ann. return 20Y ann. return 20Y ann. volatility S&P 500® Price Index 15.26% 11.01% 11.73% 11.86% 5.20% 19.87% J.P. Morgan Kronos+ ℠ Index 95.93% 43.65% 33.00% 28.32% 19.22% 28.70% Hypothetical backtested performance 10 100 1,000 10,000 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 J.P. Morgan Kronos+ ℠ Index S&P 500® Price Index Hypothetical backtested performance (Nov 2000 – Nov 2020) Hypothetical backtested performance statistics (Nov 2000 – Nov 2020) Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the ac tua l performance of the S&P 500® Price Return Index from June 21, 1954 through November 30, 2020. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS . Please see “Use of hypothetical backtested returns” at the front of this document for further information related to backtesting including a discussion of certain limitation of bac ktesting and simulated returns. 8

Its outperformance has been most reliable in the past 10 years

Hypothetical backtested performance

Relative backtested performance by holding period (Jul 1954 – Nov 2020)

	... since inception	... in past 50Y	... in past 30Y	... in past 20Y	... in past 10Y	... in past 5Y
1Y holding periods ending...						
Number of periods	16,459	12,609	7,556	5,030	2,518	1,260
Average S&P 500 return	8.37%	8.86%	9.06%	5.48%	11.22%	9.31%
Average J.P. Morgan Kronos+SM backtested return	15.00%	16.10%	17.35%	19.79%	27.30%	26.84%
% of periods in which J.P. Morgan Kronos+SM outperformed	64.92%	65.51%	70.83%	85.61%	87.77%	99.13%
Average outperformance	14.48%	15.70%	16.03%	17.89%	19.16%	17.69%
Average underperformance	-7.92%	-8.83%	-10.48%	-6.96%	-5.99%	-0.31%
3Y holding periods ending...						
Number of periods	15,956	12,609	7,556	5,030	2,518	1,260
Average S&P 500 return	25.74%	27.07%	30.40%	17.47%	35.44%	31.76%
Average J.P. Morgan Kronos+SM return	49.99%	52.64%	57.34%	63.21%	94.32%	73.76%
% of periods in which J.P. Morgan Kronos+SM outperformed	62.23%	60.73%	68.62%	90.91%	98.21%	96.43%
Average outperformance	48.44%	52.86%	48.28%	51.07%	60.01%	43.67%
Average underperformance	-15.60%	-16.65%	-19.73%	-7.61%	-3.09%	-3.09%
5Y holding periods ending...						
Number of periods	15,452	12,609	7,556	5,030	2,518	1,260
Average S&P 500 return	46.43%	48.05%	54.07%	33.05%	52.90%	63.40%
Average J.P. Morgan Kronos+SM return	95.06%	98.55%	112.06%	116.81%	160.18%	148.74%
% of periods in which J.P. Morgan Kronos+SM outperformed	63.08%	60.48%	75.20%	98.33%	100.00%	100.00%
Average outperformance	90.22%	98.78%	87.73%	85.33%	107.28%	85.34%
Average underperformance	-22.44%	-23.40%	-32.18%	-8.47%	N/A	N/A

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from June 21, 1954 through November 30, 2020. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

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The Index would have delivered positive performance in the last 3 S&P 500 down years

Hypothetical backtested performance

Annual backtested Index performance comparison (1955 – 2020 YTD through November)

Year	S&P 500® Price Index	J.P. Morgan Kronos+℠ Index	Year	S&P 500® Price Index	J.P. Morgan Kronos+℠ Index	Year	S&P 500® Price Index	J.P. Morgan Kronos+℠ Index
1955	26.40%	30.28%	1977	-11.50%	-7.70%	1999	19.53%	18.02%
1956	2.62%	25.91%	1978	1.06%	-4.21%	2000	-10.14%	-1.75%
1957	-14.31%	1.75%	1979	12.31%	12.83%	2001	-13.04%	13.83%
1958	38.06%	49.12%	1980	25.77%	28.81%	2002	-23.37%	-0.98%
1959	8.48%	22.48%	1981	-9.73%	-18.86%	2003	26.38%	29.76%
1960	-2.97%	-4.66%	1982	14.76%	15.32%	2004	8.99%	24.84%
1961	23.13%	43.21%	1983	17.27%	32.70%	2005	3.00%	16.88%
1962	-11.81%	-13.29%	1984	1.40%	6.16%	2006	13.62%	19.47%
1963	18.89%	25.98%	1985	26.33%	33.58%	2007	3.53%	16.80%
1964	12.97%	17.79%	1986	14.62%	13.87%	2008	-38.49%	-53.94%
1965	9.06%	6.20%	1987	2.03%	73.35%	2009	23.45%	49.68%
1966	-13.09%	-18.97%	1988	12.40%	51.74%	2010	12.78%	45.43%
1967	20.09%	24.48%	1989	27.25%	23.89%	2011	-0.00%	20.64%
1968	7.66%	3.76%	1990	-6.56%	-1.80%	2012	13.40%	23.82%
1969	-11.36%	-19.21%	1991	26.31%	8.02%	2013	29.60%	58.27%
1970	0.10%	-9.53%	1992	4.46%	-3.67%	2014	11.39%	2.83%
1971	10.79%	19.57%	1993	7.06%	2.87%	2015	-0.73%	8.13%
1972	15.63%	14.20%	1994	-1.54%	-13.94%	2016	9.54%	11.30%
1973	-17.37%	-13.49%	1995	34.11%	39.31%	2017	19.42%	27.52%
1974	-29.72%	-44.58%	1996	20.26%	30.38%	2018	-6.24%	13.22%
1975	31.55%	18.61%	1997	31.01%	41.06%	2019	28.88%	35.14%
1976	19.15%	18.69%	1998	26.67%	0.15%	2020 YTD	12.10%	91.74%

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from June 21, 1954 through November 30, 2020. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

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The draft Index would have generated strong returns on an absolute basis

Hypothetical backtested performance

Hypothetical backtested monthly and annual returns (Jan 2000 – Nov 2020)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2000	-13.71%	5.01%	20.40%	-3.42%	-8.84%	5.80%	-0.14%	9.04%	-4.97%	-1.82%	-7.60%	3.00%	**-1.75%**
2001	0.20%	-10.40%	0.20%	10.15%	10.15%	1.19%	-0.54%	-10.99%	-4.75%	4.30%	15.11%	1.81%	**13.83%**
2002	2.19%	-3.56%	9.83%	-9.01%	-1.09%	-8.37%	13.96%	5.83%	-12.69%	10.46%	7.96%	-11.65%	**-0.98%**
2003	-6.92%	-1.27%	1.12%	12.19%	1.18%	1.64%	2.17%	0.83%	1.94%	7.31%	1.09%	6.22%	**29.76%**
2004	5.95%	-0.21%	3.38%	-2.29%	4.25%	1.80%	-3.84%	-2.34%	2.13%	5.11%	5.61%	3.46%	**24.84%**
2005	-0.89%	1.45%	-1.09%	1.45%	5.27%	2.40%	3.11%	-0.85%	2.87%	-4.63%	6.45%	0.66%	**16.88%**
2006	2.12%	-2.24%	1.25%	2.44%	-0.27%	-0.09%	0.85%	2.25%	0.70%	5.23%	3.34%	2.54%	**19.47%**
2007	0.66%	0.05%	-0.34%	5.78%	6.79%	-6.43%	3.35%	0.71%	1.36%	1.94%	0.97%	1.40%	**16.80%**
2008	-2.07%	-8.52%	-8.54%	2.65%	4.99%	-8.97%	-7.87%	1.62%	-14.80%	-19.82%	-3.90%	-6.77%	**-53.94%**
2009	-1.53%	-15.62%	6.45%	11.44%	12.03%	-2.59%	7.67%	7.40%	5.07%	4.75%	6.71%	2.46%	**49.68%**
2010	1.39%	0.78%	8.20%	4.02%	-7.74%	-6.04%	10.98%	-6.71%	13.69%	6.41%	5.34%	10.55%	**45.43%**
2011	1.85%	6.80%	0.20%	5.33%	-2.41%	-3.30%	2.47%	-3.33%	-6.37%	8.62%	9.34%	1.08%	**20.64%**
2012	7.69%	6.94%	1.40%	1.50%	-7.78%	2.17%	-2.92%	3.39%	6.37%	0.72%	2.23%	0.85%	**23.82%**
2013	8.03%	3.76%	4.95%	2.56%	4.68%	3.96%	8.16%	-1.17%	4.78%	6.17%	3.67%	-2.24%	**58.27%**
2014	-6.93%	3.45%	1.70%	-1.84%	2.34%	4.09%	0.15%	0.75%	-1.09%	3.84%	3.00%	-5.91%	**2.83%**
2015	-7.97%	8.50%	-1.35%	0.64%	2.25%	-2.96%	1.54%	2.56%	-7.08%	11.08%	2.33%	-0.04%	**8.13%**
2016	-3.89%	-3.60%	11.75%	-1.20%	2.82%	1.46%	4.06%	-0.14%	-0.50%	-3.59%	1.96%	2.63%	**11.30%**
2017	1.94%	4.77%	1.38%	0.43%	1.70%	1.40%	2.17%	2.85%	1.60%	3.00%	2.37%	1.03%	**27.52%**
2018	9.78%	-10.55%	-0.52%	2.52%	4.79%	4.23%	4.48%	2.71%	0.63%	-6.84%	8.69%	-5.34%	**13.22%**
2019	10.42%	4.85%	4.49%	4.35%	-10.78%	12.78%	1.65%	-5.12%	3.39%	-0.30%	4.55%	2.37%	**35.14%**
2020	2.66%	-1.80%	15.05%	12.43%	2.77%	7.50%	7.96%	7.97%	-1.23%	-0.03%	15.65%		**91.74%**

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from June 21, 1954 through November 30, 2020. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

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Selected risks associated with the Index Our affiliate, J.P. Morgan Securities LLC (“JPMS”), is the sponsor and calculation agent of the Index and may adjust the Index in a way that affects its level — Policies and judgments for which JPMS is responsible could have an impact, positive or negative, on the level of the Index an d the value of your investment. JPMS may have interests adverse to your interests as an investor in notes linked to the Index, and JPMS is under no obligation to consider your interests. The level of the Index will include the deduction of a fee of 0.95% per annum and, in some circumstances, a notional financin g c ost based on the Effective Federal Funds Rate — This index fee and, when the exposure to the S&P 500 Index (the “Constituent”) is leveraged, the notional financing cost will be deducted daily. As a result of the deduction of this index fee and, when applicable, the notional financing cost, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee or cost is deducted, assuming that the rates und erlying the notional financing cost remain positive. JPMorgan Chase & Co. is currently one of the companies that make up the Constituent — JPMC will not, however, have any obligation to consider your interests in taking any corporate action that might affect the level of the Constituent. There are risks associated with the Index’s turn - of - month strategy — No assurance can be given that the turn - of - the - month strategy will be successful or that it will outperform any alternative strategy. There are risks associated with the Index’s option expiry momentum strategy — No assurance can be given that the options expiry momentum strategy will be successful or that it will outperform any alternative strategy. There are risks associated with the Index’s mean reversion strategy — No assurance can be given that the month - end mean reversion strategy will be successful or that it will outperform any alternative strategy. The Index’s strategies are applied during only a portion of each month — Each of the Index’s strategies is implemented over only a limited number of days in a calendar month as described above. Outside of these limited number of days, the Index will track 100% of the performanc e o f the Constituent (subject to the deduction of the index fee) and will not benefit from the application of any strategy. The Index may underperform the Co nst ituent due to the limited application of the strategies along with the deduction of the index fee and, when applicable, the notional financing cost . 12

Selected risks associated with the Index

The Index may be adversely affected by an overlap between its turn-of-the-month strategy and its month-end mean reversion strategy—During the final two Index Business Days of each month, the turn-of-the-month strategy and the month-end mean revision strategy are both applicable, subject to a maximum exposure to the Constituent of 200%. As a result, the exposure to the Constituent may be higher or lower than would have been the case had only one of those strategies been applied and the performance of the Index may be worse than if only one strategy were applied or no maximum exposure limit were applied.

The Index may be uninvested in the Constituent—If the notional cash return is less than 0.95% per annum during any period when the Index is uninvested, the level of the Index will decline over that period. The level of the Constituent may increase significantly while the exposure of the Index to the Constituent is 0%, but the Index will not benefit from any such increase. The index fee is deducted daily at a rate of 0.95% per annum, even when the Index provides no exposure to the Constituent.

The Constituent of the Index may be replaced by a substitute index in certain extraordinary events—Changing a Constituent may affect the performance of the Index, and therefore, the return on an investment, as the replacement Constituent may perform significantly better or worse than the original Constituent.

The notional cash return will be negatively affected if the underlying interest rate is negative—If the Effective Federal Funds Rate becomes negative, when the exposure to the Constituent is 0%, the notional cash return will have a negative effect on the performance of the Index and therefore the value of the notes.

Other key risks:

- The Index, which was established on December 22, 2020, has a limited operating history and may perform in unanticipated ways.
- The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Constituents.
- The Effective Federal Funds Rate is affected by a number of factors and may be volatile.
- The method pursuant to which the Effective Federal Funds Rate is determined may change, and any such change may adversely affect the value of notes linked to the Index.

The risks identified above are not exhaustive. You should also carefully review the related "Risk Factors" section in the relevant product supplement and underlying supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

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